[NYMEX Holdings, Inc.]

November 15, 2006

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NYMEX Holdings, Inc. Registration Statement
on Form S-1 (File No. 333-135800)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, NYMEX Holdings, Inc., a Delaware Corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-135800) (the “Registration Statement”), relating to the registration of 7,475,000 shares of the Company’s common stock, so that the Registration Statement may be declared effective at 4:00 p.m. on Thursday, November 16, 2006, or as early as practicable thereafter.

The Company acknowledges that, should the Securities Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (212) 299-2200 and Michael Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3259 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Christopher K. Bowen
Christopher K. Bowen General Counsel, Chief Administrative Officer & Secretary

Enclosures

cc:	Richard Kerschner